

December 22, 2020

Table of Contents

All dollar amounts herein are in Canadian dollars unless otherwise specified. On December 21, 2020 the daily average exchange rate for United States (U.S.) dollars as reported by the Bank of Canada, expressed in Canadian dollars was $1.2849.

Financial data for the Province of New Brunswick ("New Brunswick" or the "Province") have been rounded. Certain information presented in tabular form may not add to the total presented due to such rounding.

Compound annual rates of growth are computed by using the "geometric average method" which is based on first and last year observations of the variables rather than all observations over the period concerned.

MAP OF NEW BRUNSWICK


RESTIGOUCHE
MADAWASKA
Bathurst
Edmundston
GLOUCESTER
NORTHUMBERLAND
VICTORIA
Miramichi
KENT
CARLETON
YORK
SUNBURY
QUEENS
WESTMORLAND
Moncton
Fredericton
ALBERT
KINGS
CHARLOTTE
SAINT JOHN
Saint John

SUMMARY OF ECONOMIC AND FINANCIAL INFORMATION FOR NEW BRUNSWICK

The following summary information is qualified in its entirety by the information contained herein:

Summary

Year Ended December 31,

	2015	2016	2017	2018	2019	CAGR[1] % 2015-2019
			(In millions of dollars unless otherwise indicated)			
Economy						
Gross domestic product (current dollars)	33,453	34,330	35,828	37,105	38,236	3.4%
Primary household income	22,797	23,232	23,932	24,638	25,293	2.6%
Retail trade	11,730.2	11,977.9	12,792.1	13,006.4	13,285.1	3.2%
Manufacturing sales	16,926.0	16,229.5	18,728.5	18,467.6	18,314.5	2.0%
Foreign commodity exports	12,210.2	10,642.3	12,856.3	12,620.9	13,095.3	1.8%
Population (July 1; thousands)	758.8	763.4	766.6	770.3	776.9	0.6%
Employment (thousands)	351.8	351.5	352.9	353.8	356.7	0.3%
Unemployment rate	9.8%	9.5%	8.1%	8.0%	7.9%	--
Consumer price index (% change)	0.5%	2.2%	2.3%	2.1%	1.7%	--
Gross domestic product (real; % change)	0.7%	0.8%	2.5%	0.5%	1.2%	--

Source Statistics Canada: numbers are subject to adjustment
[1]Compound annual growth rate

Year Ending March 31,

	2017	2018	2019	2020	Budget Estimates 2021
		(In millions of dollars)			
Government Finance					
Ordinary Account (Surplus) Deficit	(101.4)	(398.0)	(427.9)	(419.6)	(488.5)
Net Capital Expenditure	579.4	663.2	717.7	525.3	560.3
(Surplus) Deficit on Special Purpose Account	1.7	2.7	(7.1)	(6.7)	4.7
(Surplus) Deficit on Special Operating Agency	(10.2)	(1.5)	(7.0)	(10.6)	5.3
Earnings from Sinking Fund	(192.8)	(189.8)	(195.5)	(204.7)	(211.2)
Accounting adjustments on consolidation	(108.0)	29.4	(47.5)	79.6	-
Increase (Decrease) in Net Debt	168.8	105.9	32.7	(36.8)	(129.3)
Adjustments related to non-financial assets	(51.8)	(173.0)	(105.4)	(11.9)	36.9
Annual (Surplus) Deficit	117.0	(67.0)	(72.6)	(48.7)	(92.4)

4

	Year Ended March 31,				
	2016	**2017**	**2018**	**2019**	**2020**
	(In millions of dollars unless indicated)				
Provincial Purpose Funded Debt [1]					
Gross Provincial Purpose Funded Debt	15,740.50	16,569.60	17,233.50	18,003.90	18,402.10
Less Sinking Funds	4,201.30	4,212.70	4,418.50	4,776.40	5,157.30
Net Provincial Purpose Funded Debt	11,539.20	12,356.90	12,815.00	13,227.50	13,244.80
As a Percent of GDP	33.6%	34.5%	34.7%	35.1%	35.7%

	2016	**2017**	**2018**	**2019**	**2020**
	(In millions of dollars)				
Funded Debt Used for Advances to NB Power[2]					
Gross Advances	4,514.3	4,422.7	4,412.3	4,624.0	4,794.7
Less Sinking Funds	463.7	503.0	505.1	561.9	593.6
Net Advances	4,050.6	3,919.7	3,907.2	4,062.1	4,201.1

	2016	**2017**	**2018**	**2019**	**2020**
	(In millions of dollars)				
Contingent Liabilities	42.4	30.4	23.2	21.9	6.2

[1] Foreign currency issues are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange or, where hedges are in place, at the rates of exchange established by such hedges.

GENERAL INFORMATION

Introduction

New Brunswick ("New Brunswick" or the "Province") is located on the eastern seaboard of Canada and is one of the four Atlantic Provinces. New Brunswick has a total area of 28,355 square miles of which about 12,981 square miles is Crown land owned by the Province. The Saint John River flows for a distance of over 300 miles through the Province to its mouth on the Bay of Fundy. The Province's population is concentrated principally in the valleys of the Saint John and other rivers.

A large part of New Brunswick is covered by forests which constitute a major natural resource. Other natural resources include fish and shellfish, farmland and base metals, coal, potash, limestone and other minerals. The location of the Province provides the advantage of cost effective water transportation for its products to export markets in the eastern U.S., Great Britain and Western Europe. The City of Saint John, located at the mouth of the Saint John River on the Bay of Fundy, is home to one of North America's largest oil refineries and is one of the two principal seaports in eastern Canada that remain open throughout the year. Consequently, some Canadian shipping, which would otherwise pass through the St. Lawrence River, is diverted to the Saint John port during the winter months.

According to Statistics Canada, the population of the Province on July 1, 2019 was estimated at 776, 827. The three largest urban areas of New Brunswick and their respective populations are Moncton (152,604), Saint John (130,107) and Fredericton (108,054), the capital of the Province.

Government

Canada consists of a federation of provinces and federal territories with a constitutional division of powers between the federal and provincial governments established by the *Constitution Act, 1867* and the *Constitution Act, 1982*. Under these Acts the provinces are assigned jurisdiction over health, social services, education, municipal institutions, property and civil rights, natural resources and other matters of purely private or local concern. The Parliament of Canada has jurisdiction over all areas not assigned exclusively to the provincial legislatures, including such matters as the federal public debt and property, the regulation of trade and commerce, currency and coinage, banks and banking, national defense, the postal services, railways and navigation, and employment insurance.

The *Constitution Act, 1982* provides for enlarged provincial jurisdiction over, and taxation of, certain natural resources and electrical energy, a Charter of Rights and Freedoms, including language rights, the principles of the reduction of regional economic disparities and the making of fiscal equalization payments to certain provinces by the Government of Canada, and for the amendment of the constitution in Canada. Each province owns mineral and other resources on its provincial Crown Lands and may own sub-surface resources on its other lands.

The executive power in New Brunswick is vested in the Lieutenant-Governor acting on the advice of the Executive Council. The Executive Council is responsible to the Legislative Assembly. The Lieutenant-Governor, who is the representative of the Queen, is appointed by the Governor-General of Canada in Council on the recommendation of the Prime Minister of Canada. The current Lieutenant-Governor is the Honourable Brenda L. Murphy. Members of the Executive Council are appointed by the Lieutenant-Governor on the nomination of the Premier from members of the Legislative Assembly.

Legislative power is exercised by the Legislative Assembly and legislation becomes effective upon the assent of the Lieutenant-Governor unless otherwise specified in the legislation. The Legislative Assembly is elected for a term of four years and may be dissolved at any time by the Lieutenant-Governor. The last general election occurred on September 14, 2020. Currently there is a Progressive Conservative Government led by Premier Blaine Higgs.

International Trade Agreements

The World Trade Organization (WTO) remains the cornerstone of Canadian trade policy. New Brunswick is supportive of Canada's position on the negotiating framework for the Doha Development Round and for the WTO as an institution. The Province participates actively on federal/provincial committees concerned with implementation, dispute settlement and negotiation aspects of international trade and investment agreements.

However, as multilateral WTO negotiations have lagged in recent years, the Government of Canada has become more aggressive with its regional free trade agenda. Canada is a signatory to fourteen free trade agreements, including Canada-European Union ("EU") Comprehensive Economic and Trade Agreement (CETA), the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP) and more recently the Canada-United States-Mexico Agreement (CUSMA), which has replaced the North American Free Trade Agreement (NAFTA). Other than CETA, CPTPP and the CUSMA, the two most recent agreements are with South Korea (signed on March 11, 2014 and in force January 1, 2015) and the Ukraine (signed July 11, 2016 and in force August 1, 2017). In addition, the "Canada-Israel Free Trade Amending Protocol 2018" was signed on May 28, 2018 and came into force on September 1, 2019.

The CUSMA and its successor, NAFTA, have provided the Province of New Brunswick with an extraordinary advantage in the U.S. market. Even as the United States implements more regional/bilateral free trade agreements, which have tended to erode this exclusive relationship, the United States remains Canada and New Brunswick's number one export market. CUSMA came into effect on July 1, 2020.

Negotiations to modernize the World Trade Organization's Government Procurement Agreement (GPA) and to expand market access opportunities for the parties to this agreement, including the provinces and territories of Canada, were successfully concluded in December 2011. The revised GPA entered into force on April 6, 2014, some two years after the protocol amending the GPA was originally adopted. Canadian suppliers are provided non-discriminatory access to opportunities in the government procurement markets of 47 WTO members.

On January 23, 2018, 11 countries including Australia, Brunei, Chile, Malaysia, New Zealand, Peru, Singapore, Vietnam, Canada, Mexico and Japan negotiated and concluded on the CPTPP. The Canadian Parliament ratified Canada's membership in the CPTPP and the agreement entered into force on December 30, 2018 for Canada and the five other member countries (Australia, Japan, Mexico, New Zealand, and Singapore) that completed their ratification procedures. The CPTPP enters into force for the remaining countries as they ratify the agreement.

The CETA was signed on October 30, 2016 and entered into force on September 21, 2017. CETA covers virtually all sectors and aspects of Canada-EU trade in order to eliminate or reduce barriers. CETA addresses everything from tariffs to product standards, investment, professional certification and many other areas of activity. The agreement's broad scope includes improved access to EU markets for goods and services; greater certainty, transparency, and protection for investments; and new opportunities in EU procurement markets. Prior to CETA's entry into force, only 25% of EU tariff lines on Canadian goods were duty-free. Upon CETA's entry into force, the EU removed tariffs on 98% of its tariff lines. Once CETA is fully implemented, the EU will have eliminated tariffs on 99% of its tariff lines. Canadian exports to the EU increased by 16% between 2017 and 2019.

Since 2016, there has been an investigation and subsequent reviews initiated by a Coalition of U.S. softwood lumber producers alleging that Canadian federal and provincial governments provided countervailable subsidies to Canadian softwood lumber producers. It also alleged that Canadian producers were dumping lumber into the U.S. market, either by selling lumber products in the United States for less than they sell them in Canada, or by selling these products below the cost of production. The Coalition claims that it has been injured and threatened with injury by this subsidization and dumping. On December 16, 2016, the DOC announced antidumping duty (AD) and countervailing duty (CVD) investigations of imports of certain softwood lumber products from Canada, including for the first time, imports from New Brunswick, the only Atlantic Province named in the petition. This issue has yet to be resolved despite Canada's victory at the World Trade Organization (WTO) in August 2020, where a Panel Report was overwhelmingly favorable to Canada and New Brunswick. This dispute continues to be litigated through various channels, including the NAFTA Ch. 19, the WTO and the US Court of International Trade (CIT).

THE ECONOMY

Economic Update - 2020 Year-to-Date (as of December 15th, 2020)

New Brunswick's economy has been impacted by the novel coronavirus. The disruption of supply chains in the first quarter, as well as subsequent changes to the labour market, consumer, and investor behaviour, have caused economic contractions. The economy is now forecast to shrink by 4.3%, a significant change from the 1.2% growth rate that was predicted at the time of the 2020-2021 Budget. Employment was down by 2.9% (-10,400 jobs) for the first eleven months of 2020, compared to the same period in 2019. Part-time employment decreased by 7.0% (-3,800 jobs) year-to-date (YTD), while full-time positions declined by 2.1% (-6,500 jobs) year-to-date. Average weekly earnings have recorded gains of 6.5% on a year-to-date basis, amidst the decline in employment. Retail sales edged up slightly by 0.4% in the first nine months of 2020, ending in September. Year-to-date growth in international trade (-22.9%) and manufacturing sales (-18.1%) have been restrained due to lower demand and a decline in commodity prices caused by the COVID-19 pandemic. The latest data shows that sales are down for durable goods (-6.1%) and non-durable goods (-20.7%), whereas wood manufacturing has recorded a robust uptick of 16.8% for the year-to-date period ending in October. Additionally, consumer inflation represented by consumer price index (CPI) has expanded by 0.2% YTD in New Brunswick, compared to an index growth of 0.7% YTD at the national level. New Brunswick's housing market has performed quite well within the first three quarters of the year. The market has recorded a 5.4% increase in housing starts, with gains observed in multiples (+16.3%) offsetting the decline registered in single-detached units (-13.6%). From the January to November period of 2020, home sales in the province improved by 11.2% from the same period last year and YTD average prices were up 10.5%.

Developments in 2019 – Summary

Canada's real GDP grew by 1.9% in 2019, lower than the previous year (+2.4%). An increase in household expenditure (+1.6%) was responsible for over half of the real GDP gain, while capital investment experienced a modest increase of 0.3%. Exports to other countries rose by 1.3%, a slower pace than the previous year's rate of 3.7%, while government's final consumption expenditure increased by 2.0%. Real GDP growth among the provinces was led by Prince Edward Island (+5.1%) and Newfoundland and Labrador (+4.0%). Only Saskatchewan recorded a decline in real GDP (-0.7%). Canadian nominal GDP increased by 3.6%.

New Brunswick's real GDP increased by 1.0% in 2019, following a 0.8% expansion in the previous year. Growth was driven by gains in government final consumption expenditure (+2.4%) and household final consumption expenditure (+1.0%), while declines were observed for gross fixed capital formation (-8.4%) and exports (-0.8%). Nominal GDP increased by 3.0% in 2019.

On an industry basis, the services producing industries recorded growth of 1.4% while the goods-producing industries increased by 0.2%. Overall growth was led by utilities (+12.2%), wholesale trade (+4.8%), and health care and social assistance (+3.1%). The largest declines were observed in management of companies and enterprises (-18.6%), mining, quarrying and oil and gas extraction (-15.5%), and construction (-6.2%).

The number of employed in New Brunswick grew by 0.8% compared to 2018, attaining the highest level in nine years (356,700). Growth was led by part-time employment which added 2,800 jobs and grew by 5.5% while full-time employment was flat (+0.0%). Employment increased in three of New Brunswick's five economic regions, with Saint John-St. Stephen leading the way. Labour force participation rate in the province grew by 0.1 percentage point to 61.4%.

Supported by gains in both the goods-producing and services-producing industries, average weekly earnings in New Brunswick grew by 3.2% in 2019, marking the highest growth since 2014. Provincial weekly earnings increased in 14 of the 15 industries for which data was available.

Retail trade climbed to $13.3 billion (+2.1%) and surpassed the national growth rate for the first time since 2011. Provincial sales were higher for eight of the 11 subsectors, led by gains in general merchandise stores, motor vehicle and parts dealers, miscellaneous store retailers, and building material and garden equipment and supplies dealers. Declines were recorded for electronics and appliance stores, sporting goods, hobby, book and music stores, and gasoline stations. Wholesale trade increased by 9.2% in 2019, following a decline of 0.1% in the previous year.

Manufacturing sales in New Brunswick decreased in 2019, falling 0.8% to $18.3 billion. Declines earlier in the year were partially offset by the Saint John refinery's return to full production in the last four months of the year. Both durable

and non-durable goods registered declines in 2019, down by 3.2% and 0.3%, respectively. Wood product manufacturing declined by 6.0%, halting seven consecutive years of growth.

Exports recovered in 2019, increasing 3.8%, influenced by gains in seven of the 12 product groups, notably basic and industrial chemical, plastic and rubber products (+$575.7 million); consumer goods (+$272.7 million); and aircraft and other transportation equipment and parts (+$110.8 million).

Total investment in the province fell by 12.7% to $3.9 billion in 2019, driven by declines registered in both the public (-17.2%) and private sectors (-9.7%). Non-residential investment in building construction recorded a decline of 2.5% in 2019, while growth for residential investment in building construction moderated by 1.9 percentage points to 4.0% in 2019.

Housing starts grew by 26.1% to reach 2,935 units in 2019, an uptick in the 0.2% growth reported in 2018. The three main urban centers had increased housing activity - Moncton (+76.7%), Saint John (+40.6%) and Fredericton (+7.8%).

Driven by higher prices in food (+3.3%) as well as recreation, education and reading (+3.0%), provincial inflation stood at 1.7% in 2019, slightly below the 1.9% increase for Canada.

Economic Activity

In 2019, New Brunswick's real GDP was estimated at $33,568 million, or $43,209 per capita. Over the 2015 – 2019 period, GDP at market prices had a positive compound annual growth rate (+1.2%), below the national growth rate of 2.1%.

Over the 2015 – 2019 period, GDP from the goods-producing industries grew by 5.3%, despite declines in the mining, quarrying, and oil and gas extraction (-30.3%) and manufacturing (-0.6%) industries. The services-producing industries recorded a growth of 4.8% over the same period, slightly below the overall GDP growth rate of 4.9%.

Additionally, the services-producing sector accounted for approximately 75.7% of total real GDP in 2019, similar to its share in 2015 of 75.4%. Based on the compound annual growth rates, the main drivers of growth over the five-year period were finance and insurance (+2.4%), arts, entertainment and recreation (+1.9%), real estate and rental and leasing (+1.8%), and health care and social assistance (+1.8%).

The gross value of manufacturing sales decreased at a compound annual growth rate of 2.0% over the 2015 – 2019 period, while foreign exports of commodities grew at 1.8% compound annual growth rate.

Primary household income increased from $22,797 million in 2015 to $25,293 million in 2019 (in current prices), resulting in a compound annual growth rate of 2.6%. On a per capita basis, primary household income increased from $30,042 to $32,558 (in current prices) over the same period, growing at a compound annual growth rate of 2.0%. Retail trade for New Brunswick increased from $11,730 million to $13,285 million, totalling a compound annual growth rate of 3.2% (in current prices) over the same period.

Selected Economic Indicators

Year Ended December 31,

	2015	2016	2017	2018	2019	CAGR[1] % 2015-2019
		(In millions of dollars unless otherwise indicated)				
Gross domestic product; income-based (current dollars)						
New Brunswick	33,453	34,330	35,828	37,105	38,236	3.4%
Canada	1,990,441	2,025,535	2,140,641	2,231,168	2,310,712	3.8%
Gross domestic product (real)						
New Brunswick	31,954	32,213	33,014	33,176	33,568	1.2%
Canada	1,936,100	1,955,488	2,014,933	2,063,887	2,102,304	2.1%
Primary household income						
New Brunswick	22,797	23,232	23,932	24,638	25,293	2.6%
Canada	1,344,925	1,340,817	1,398,850	1,450,400	1,510,085	2.9%
Primary household income per capita (dollars)						
New Brunswick	30,042	30,434	31,218	31,985	32,558	2.0%
Canada	37,670	37,132	38,277	39,131	40,169	1.6%
Gross domestic product per capita; income-based (dollars)						
New Brunswick	44,084	44,973	46,735	48,169	49,218	2.8%
Canada	55,750	56,094	58,575	60,196	61,466	2.5%
Retail trade	11,730	11,978	12,792	13,006	13,285	3.2%
Manufacturing sales	16,926	16,229	18,728	18,468	18,315	2.0%
Foreign commodity exports	12,210	10,642	12,856	12,621	13,095	1.8%
Consumer price index (% change)						
New Brunswick	0.5%	2.2%	2.3%	2.1%	1.7%	-
Canada	1.1%	1.4%	1.6%	2.3%	1.9%	-
Unemployment rate						
New Brunswick	9.8%	9.5%	8.1%	8.0%	7.9%	-
Canada	6.9%	7.0%	6.3%	5.8%	5.7%	-

[1]Compound annual growth rate
Source: Statistics Canada

Structure of the Economy

Contributions from natural resources (particularly the mining industry) to the New Brunswick economy has declined in recent years, following the closure of the province's largest base metal mine and the more recent closure of the province's only potash mine earlier in the decade. However, the mining, quarrying, and oil and gas extraction industry had a lower output in 2019 due to declines observed in both metallic and non-metallic mineral production. Nonetheless, gains in the utilities; manufacturing; and agriculture, forestry, fishing and hunting sectors offset those declines as well as the losses in the construction industry. Overall, the contribution from the goods-producing industries now accounts for approximately 24.3% of total real GDP, a slight decrease from the 2015 share of 24.6%, while the services-producing industries account for 75.7% in 2019, up from 75.4% in 2015.

The following table shows real GDP by industry in New Brunswick for the years 2015 to 2019, valued in chained 2012 dollars.

Real Gross Domestic Product at basic prices, by Industry

For Year Ended December 31,

	2015	2016	2017	2018	2019	CAGR[1] % 2015-2019
	(In millions of chained 2012 dollars)					
Goods-producing industries						
Agriculture, forestry, fishing and hunting	959.9	989.1	1,022.8	977.9	1,001.7	1.1%
Mining, quarrying, and oil and gas extraction	457.8	373.3	400.5	377.4	319.0	-8.6%
Utilities	1,135.2	1,162.8	1,153.6	1,155.8	1,296.3	3.4%
Construction	1,838.9	1,913.4	2,152.7	2,310.8	2,167.8	4.2%
Manufacturing	2,968.1	2,990.8	3,029.3	2,892.4	2,951.6	-0.1%
Total goods-producing Industries	7,411.8	7,501.1	7,841.3	7,788.0	7,806.9	1.3%
Service-producing Industries						
Wholesale trade	1,029.8	1,009.5	1,023.4	983.2	1,030.0	0.0%
Retail trade	1,832.6	1,845.6	1,924.5	1,928.2	1,949.9	1.6%
Transportation and warehousing	1,443.3	1,506.4	1,581.3	1,487.3	1,505.5	1.1%
Information and cultural industries	857.0	867.9	872.4	896.4	890.4	1.0%
Finance and insurance	1,544.7	1,585.7	1,675.8	1,682.1	1,698.0	2.4%
Real estate and renting and leasing	3,694.4	3,767.1	3,847.7	3,933.1	3,969.8	1.8%
Professional, scientific and technical services	960.8	953.0	964.0	1,009.6	1,028.9	1.7%
Management of companies and enterprises	134.0	114.2	109.5	92.8	75.5	-13.4%
Administrative and support, waste management and remediation services	1,188.3	1,168.6	1,104.7	1,093.5	1,069.7	-2.6%
Educational services	1,816.6	1,828.0	1,819.0	1,847.8	1,880.8	0.9%
Health care and social assistance	2,751.7	2,790.3	2,816.0	2,865.0	2,953.4	1.8%
Arts, entertainment and recreation	156.0	151.8	160.1	164.6	167.9	1.9%
Accommodation and food services	637.3	651.2	643.4	650.5	668.4	1.2%
Other services (except public administration)	574.7	561.3	580.3	588.1	597.1	1.0%
Public administration	3,251.0	3,251.9	3,305.5	3,386.2	3,434.2	1.4%
Total service-producing Industries	21,876.6	22,060.1	22,430.1	22,617.3	22,934.5	1.2%
Total gross domestic product	29,275.7	29,546.0	30,243.0	30,381.6	30,720.8	1.2%

Source: Statistics Canada
Totals may not add up due to the adoption of the chain Fisher deflation methodology
[1] Compound Annual Growth Rate

Labour Force

Employment in New Brunswick rose by 0.8% between 2018 to 2019, to 356,700 workers. Gains were driven by an improvement in part-time employment (+5.5%, 2800 jobs) whereas full-time employment stayed flat (+0.0%, 100 jobs). The goods-producing and services-producing sectors recorded equal gains (+1,500 jobs) in 2019. The industries that supported job growth were construction (+1,400), information, culture and recreation (+1,400), and public administration (+1,200). Whereas job losses occurred in accommodation and food services (-1,800), and wholesale and retail trade (-1,300). On a national scale, the Canadian labour market added 270,300 full-time jobs and 127,900 part-time jobs; this represented the highest year-over-year increase in employment levels in 12 years (+2.1%).

With the labour force and employment improving at similar rates, the unemployment rate in 2019 declined slightly to 7.9%, marking the sixth consecutive year of decline. The number of unemployed was up by 100 individuals to 30,800 in 2019. The unemployment rate for women declined by 0.2 percentage points to 6.4% while that of men rose from 9.3% to 9.4% in 2019. An unemployment rate of 5.7% was recorded at the national level, showing a decline of 0.1 percentage point.

Labour Force

	For Year Ended December 31,				
	2015	**2016**	**2017**	**2018**	**2019**
	(In thousands unless otherwise indicated)				
Population 15 years and over	622.0	623.4	624.7	627.4	631.4
Labour force	390.2	388.6	383.9	384.5	387.6
Labour force employed	351.8	351.5	352.9	353.8	356.7
Labour force unemployed	38.4	37.1	31.0	30.7	30.8
Unemployment rate (%)					
New Brunswick	9.8	9.5	8.1	8.0	7.9
Canada	6.9	7.0	6.3	5.8	5.7
Participation rate (%)					
New Brunswick	62.7	62.3	61.5	61.3	61.4
Canada	65.8	65.7	65.8	65.4	65.7

Source: Statistics Canada

New Brunswick unless otherwise stated

Employment by Industry

	2015	**2016**	**2017**	**2018**	**2019**
	(In thousands unless otherwise indicated)				
Goods-producing sector	72.7	72.8	73.3	73.1	74.6
Agriculture	4.1	5.2	5.1	6.0	5.9
Forestry, fishing, mining, quarrying, oil and gas	10.7	9.5	8.3	9.5	9.9
Utilities	3.5	3.7	3.5	3.1	3.5
Construction	24.6	24.1	24.8	23.3	24.7
Manufacturing	29.8	30.4	31.7	31.3	30.6
Services-producing sector	279.1	278.6	279.6	280.7	282.2
Wholesale and retail trade	55.5	57.4	56.3	53.4	52.1
Transportation and warehousing	19.2	19.1	17.3	18.2	18.4
Finance, insurance, real estate and leasing	14.6	16.9	16.9	16.7	16.6
Professional, scientific and technical services	16.6	15.0	15.6	16.1	17.0
Business, building and other support services	18.8	16.3	16.3	16.2	16.2
Educational services	27.4	25.4	26.2	26.4	26.9
Health care and social assistance	51.9	53.4	57.8	60.0	60.6
Information, culture and recreation	11.7	12.4	10.8	11.4	12.8
Accommodation and food services	24.3	22.3	23.8	23.3	21.5
Other services (except public administration)	15.4	16.5	15.3	14.5	14.4
Public administration	23.7	23.8	23.3	24.5	25.7
Total	351.8	351.5	352.9	353.8	356.7

Source: Statistics Canada

Primary Industries
Mining

Mineral production in New Brunswick fell 6.1% to $373.9 million in 2019 due to declines registered in metallic (-6.3%) and non-metallic (-5.9%) mineral production. The drop in the value of metallic mineral production was driven by lower zinc and lead prices, and reduced silver production. Lower peat, stone, sand and gravel, and salt production led the decline in non-metallic production.

Annual production results as reported by the Trevali Mining Corp. show that the Caribou mine produced 75.0 million pounds of payable zinc, 26.7 million pounds of payable lead, and 0.7 million ounces of payable silver. The mine generated approximately $US75.2 million in revenue in 2019.

Mineral Production

Year Ended December 31,

	2015	**2016**	**2017**	**2018**	**2019p**
		(In millions of dollars)			
Metallic minerals	39.6	148.6	181.6	222.3	208.22
Non-metallic minerals	404.9	226.2	215.3	176.0	165.7
Total	444.5	374.8	396.9	398.4	373.9

Source: Natural Resources Canada

Forestry

Nearly 86% of the land area of New Brunswick is forested and 50% of the forested land is owned by the Province as Crown land. 98% of Crown land is subject to timber licenses or harvest agreements. Harvest activities on Crown land generated $70.4 million in Crown royalties for the fiscal year ended March 31, 2020. This represents a 2.8% decrease over the previous fiscal year. The Province received $66.5 million of these royalties from licensee and sub-licensee harvest activities and $3.9 million was forwarded to New Brunswick First Nation Communities in accordance with First Nation Commercial Harvesting Agreements.

The following table sets forth the most recently published estimates of forest production in New Brunswick for the years 2014 through 2018.

Forest Production

Year Ended December 31,

	2014	**2015**	**2016**	**2017**	**2018**
	(In thousands of cubic metres)				
Logs and bolts	5,309	5,309	5,302	5,303	5,310
Pulpwood	4,451	4,015	4,007	4,008	4,014
Other (industrial roundwood)	n/d	n/d	n/d	n/d	2
Fuelwood	409	38	36	36	36
Total	10,168	9,363	9,345	9,347	9,363

Source: National Forestry Database

Note: Due to incomplete details, totals may not always agree.

Agriculture

Total farm cash receipts in the Province were $872.5 million in 2019, up 24.5% from the previous year. Both total crop receipts and total livestock and livestock products receipts were up by 44.3% and 1.0%, respectively.

The 2016 Census of Agriculture counted 2,255 farms in New Brunswick, down from 2,611 farms (or a 13.6% decline) in 2011. There were 3,005 farm operators in 2016, a 13.4% decline from 2011, and their average age increased slightly from 55.5 years to 55.6 years over the five-year period. Total farm area in New Brunswick declined 10.9% between 2011 and 2016, to 835,329 acres in 2016. However, the average area per farm increased to 370 acres in 2016 from 359 acres in 2011.

New Brunswick's total area of land in fruits, berries and nuts rose 52.4% from 2011, to 45,480 acres in 2016. The increase was driven mainly by the expansion of blueberries whose area increased 55.6% to 43,369 acres. The province ranked second in Canada for total number of maple taps with 2.3 million taps in 2016, an increase of 20.5% from 2011. Fruit and tree nut farms accounted for 18.4% of all farms in New Brunswick in 2016, followed by beef farms (14.6%), hay farms (14.1%) and dairy farms (8.9%).

Fishing

New Brunswick is one of the country's largest exporters of fish and seafood products with approximately $1.7 billion in exports sales in 2019, a 4.3% increase from the previous year. The top export commodities were lobster valued $962.1 million, salmon valued $314.8 million, and crab valued at $294.7 million. The United States continues to be the province's largest seafood export market, with sales to the U.S. valuing approximately $1.5 billion in 2019, which represented roughly 84% of all foreign purchases.

Secondary Industries

Manufacturing

New Brunswick manufacturers reported sales of $18.3 billion in 2019, representing a 0.8% decrease from the $18.5 billion recorded in the previous year. Declines earlier in the year were partially offset by the Saint John refinery's return to full production in the last four months of the year. Nationally, manufacturing sales were relatively flat, growing by only 0.5% in 2019.

Provincial sales of non-durable goods, which represent 82.2% of the total, fell by 0.3%, while durable goods decreased 3.2%. New Brunswick's wood product manufacturers saw sales decline in 2019, reaching $1.4 billion compared to $1.5 billion in 2018. The drop of 6.0% in 2019, or $92.5 million, followed seven straight years of increases, which peaked in 2018 with growth of 17.1%.

The manufacturing sector had 30,600 employees in 2019, a decrease of 2.2% compared to 2018. Average weekly earnings for the sector grew 6.3%.

The table below sets forth the leading industrial groups in New Brunswick's manufacturing sector, according to gross selling value of factory sales, for the years 2015 through 2019.

Gross Selling Value of Factory Sales

Year Ended December 31,

Industry	2015	2016	2017	2018	2019	CAGR[1] 2015-2019
	(In millions of dollars)					
Non-durable product manufacturing	13,804.8	13,124.9	15,558.3	15,103.9	15,059.2	2.2%
Durable product manufacturing	3,121.2	3,104.6	3,170.2	3,363.7	3,255.3	1.1%
Total	16,926.0	16,229.5	18,728.5	18,467.6	18,314.5	2.0%

[1]Compound annual growth rate

Source: Statistics Canada

Service Industries

Trade

Retail trade in New Brunswick climbed to $13.3 billion, an increase of 2.1%, which surpassed the national growth rate for the first time since 2011. Higher provincial sales (in dollar terms) were reported in eight of the 11 subsectors, led by gains in general merchandise stores; motor vehicle and parts dealers; miscellaneous store retailers; and building material and garden equipment and supplies dealers. Retail trade represents 6.3% of provincial GDP and in 2019 employed 43,200 people.

Wholesale trade grew by 9.2% on a year-over-year basis, following a decline of 0.1% in 2018. Gains in food, beverage and tobacco merchant wholesalers (+17.5%), motor vehicle and motor vehicle parts and accessories merchant wholesalers (+9.6%), and machinery, equipment and supplies merchant wholesalers (+7.6%) offset the losses in building material and supplies merchant wholesalers (-1.9%). The wholesale industry accounts for 3.1% of provincial GDP.

Provincial employment across both trade industries when combined decreased by 2.4% (-1,300 jobs) in 2019. Although, average weekly earnings recorded a modest gain for the retail trade industries (+0.5%), on a seasonally-adjusted basis, wholesale trade industries recorded a 1.0% decline.

Transportation and Warehousing

Employment across the transportation and warehousing industry grew to 18,400 jobs (+1.1%) in 2019 compared to the previous year. Average weekly earnings in this sector increased by 2.5%. This sector accounts for 5.2% of provincial GDP.

Overall cargo tonnage at Port Saint John for 2019 was 25.4 million metric tonnes, representing a 1.2% increase from the previous year. The growth took place despite a decline in the dry bulk sector (-55.5%) caused by shifting potash and salt markets as the liquid bulk sector at Port Saint John grew enough to offset the drop (+4.5%). The cruise sector at the port grew for the fifth consecutive year with the number of cruise ship passengers and the number of cruise ships rising to 196,032 (+22.9%) and 79 (+14.5%), respectively.

Finance and Real Estate

Employment across the finance, insurance, real estate and leasing industry slightly declined to 16,600 jobs in 2019 compared to 16,700 in 2018. Output from this industry increased by 0.9% in 2019 and now accounts for 18.2% of total provincial GDP.

Tourism

Employment in the accommodation and food services industry declined by 7.7% (-1,800 jobs) to 21,500 in 2019, following a 2.1% decrease in 2018. Average weekly earnings in the industry had a moderate growth of 1.2%. The number of rooms sold by accommodations fell by 0.7% to 1.8 million, with the occupancy rate down from 58% in 2018 to 57% in 2019.

More than 167,100 rooms were sold to international visitors in 2019, representing a 3.6% decline from the previous year.

Foreign Trade

Trade

Year Ended December 31,

	2015	**2016**	**2017**	**2018**	**2019**
	(In millions of dollars unless otherwise indicated)				
Exports of Goods and Services	24,618	23,641	25,875	26,362	26,298
Exports to other countries	13,682	12,436	14,051	14,053	14,320
Exports of goods to other countries	12,428	11,125	12,681	12,665	12,893
Exports of services to other countries	1,254	1,311	1,370	1,388	1,427
Exports to other provinces	10,936	11,205	11,824	12,309	11,978
Exports of goods to other provinces	6,112	6,217	6,785	7,118	6,651
Exports of services to other provinces	4,824	4,988	5,039	5,191	5,327
Ratio of Exports to Nominal GDP	*73.6%*	*68.9%*	*72.2%*	*71.0%*	*68.8%*
Imports of Goods and Services	29,665	28,935	31,833	32,902	32,168
Imports from other countries	17,636	16,994	19,292	20,329	19,456
Imports of goods from other countries	16,303	15,598	17,811	18,678	17,755
Imports of services from other countries	1,333	1,396	1,481	1,651	1,701
Imports from other provinces	12,029	11,941	12,541	12,573	12,712
Imports of goods from other provinces	5,032	4,779	4,994	4,759	4,651
Imports of services from other provinces	6,997	7,162	7,547	7,814	8,061
Ratio of Imports to Nominal GDP	*88.7%*	*84.3%*	*88.8%*	*88.7%*	*84.1%*
Trade Balance	-5,047	-5,294	-5,958	-6,540	-5,870
Gross Domestic Product at Market Prices	33,453	34,330	35,828	37,105	38,236

Source: Statistics Canada

On an economic account basis, the overall value of New Brunswick's total export of goods and services was estimated at $26,298 million in 2019 (in nominal terms), a 0.2% decrease from 2018. International exports as a percentage of nominal GDP was 37.5% in 2019, down from 40.9% in 2015. Nationally, foreign bound exports accounted for approximately 31.9% of Canadian nominal GDP in 2019.

Foreign Exports of Commodities

The U.S. market still accounts for the bulk of the province's export sales. In 2019, the United States purchased 88.2% of the province's foreign commodity exports, down from 90.4% in 2018. Basic and industrial chemical, plastic and rubber products reported an increase in its share of total foreign commodity exports to 32.3% in 2019, an increase of 3.3 percentage points from 2018. Energy products accounted for 22.4% of all commodity exports in 2019, down from 26.3% in the previous year. Furthermore, 19.0% of export earnings are due to forestry products and building and packaging materials.

The table below shows foreign exports of commodities from New Brunswick for the years 2015 to 2019. The largest component, basic and industrial chemical, plastic and rubber products, increased at a compound annual growth rate of 6.1% over that period. Exports of energy products decreased at a compound annual rate of 6.4%, while forestry products and building and packaging materials rose by 5.2%.

Foreign Exports of Commodities

Year Ended December 31,

	2015	2016	2017	2018	2019	CAGR[1] (%) 2015-2019
			(In millions of dollars)			
Farm, fish and intermediate food products	552.4	671.9	619.3	685.5	651.4	4.2%
Energy products	3,821.1	2,652.1	3,495.9	3,316.3	2,930.4	-6.4%
Metal ores and non-metallic minerals	242.2	12.1	9.7	54.6	55.4	-30.8%
Metal and non-metallic mineral products	254.4	224.7	334.2	379.3	323.7	6.2%
Basic and industrial chemical, plastic and rubber products	3,336.5	3,101.8	4,083.8	3,659.7	4,235.3	6.1%
Forestry products and building and packaging materials	2,028.0	2,071.2	2,314.1	2,530.3	2,484.7	5.2%
Industrial machinery, equipment and parts	129.1	150.1	127.7	141.8	168.4	6.9%
Electronic and electrical equipment and parts	64.3	54.2	59.7	66.4	74.3	3.7%
Motor vehicles and parts	22.4	32.0	33.7	57.7	57.0	26.3%
Aircraft and other transportation equipment and parts	16.7	24.2	38.4	24.7	135.5	68.8%
Consumer goods	1,673.0	1,576.9	1,670.9	1,636.8	1,909.5	3.4%
Special transactions trade	70.0	71.1	68.9	67.8	69.7	-0.1%
Total	12,210.2	10,642.3	12,856.3	12,620.9	13,095.3	1.8%

[1]Compound annual growth rate

Totals may not add up due to the adoption of the chain Fisher deflation methodology

Source: Statistics Canada

Totals may not add up due to the adoption of the chain Fisher deflation methodology

Foreign Imports of Commodities

The table below shows foreign imports of commodities to New Brunswick for the years 2015 to 2019. The largest component, energy products, decreased by 6.6% from 2018 to 2019 which was largely attributable to lower imports of crude oils.

Foreign Imports of Commodities

Year Ended December 31,

	2015	2016	2017	2018	2019	CAGR[1] (%) 2015-2019
			(In millions of dollars)			
Farm, fish and intermediate food products	631.6	713.2	514.3	608.9	631.5	0.0%
Energy products	6,181.6	4,965.7	7,457.7	8,868.6	8,285.0	7.6%
Metal ores and non-metallic minerals	605.6	488.6	483.0	329.0	210.9	-23.2%
Metal and non-metallic mineral products	218.3	219.8	222.4	218.8	197.2	-2.5%
Basic and industrial chemical, plastic and rubber products	647.4	610.6	511.5	653.4	745.4	3.6%
Forestry products and building and packaging materials	391.4	371.5	379.6	401.2	379.6	-0.8%
Industrial machinery, equipment and parts	570.7	499.3	548.7	581.7	542.1	-1.3%
Electronic and electrical equipment and parts	185.1	214.7	169.6	186.1	203.4	2.4%
Motor vehicles and parts	449.4	400.8	426.9	447.3	428.8	-1.2%
Aircraft and other transportation equipment and parts	73.0	126.7	82.6	123.3	108.5	10.4%
Consumer goods	579.8	603.4	621.3	579.5	607.7	1.2%
Special transactions trade	29.5	30.8	35.5	31.9	28.6	-0.8%
Total	10,563.3	9,245.1	11,452.9	13,029.8	12,368.6	4.0%

[1]Compound annual growth rate

Totals may not add up due to the adoption of the chain Fisher deflation methodology

Source: Statistics Canada

New Investment

Preliminary estimates from Statistics Canada suggest that capital investment in New Brunswick declined to $3.9 billion in 2019 (-12.7%) compared to the previous year. Investment in the public sector dropped 17.2%, while the private sector was down 9.7%.

Losses in investment were observed in 10 out of 13 sectors with available data, with the largest declines occurring in manufacturing (-$174.2 million) and public administration (-$161.9 million). Increases were recorded only in agriculture, forestry, fishing and hunting (+$11.6 million), construction (+$10.5 million), and wholesale trade (+$3.9 million).

Spending on machinery and equipment investment (in real dollar terms) was down by 12.1% while there was an 11.1% decline in non-residential construction expenditures.

Residential investment increased by 4.0% in 2019. Housing starts picked up momentum, growing 26.1% to reach 2,935 units. Both multiple-unit (+51.0%) and single-detached unit (+0.8%) starts registered increases in 2019. Activity was up in the three main urban centres, led by Moncton (+76.7%), followed by Saint John (+40.6%) and Fredericton (+7.8%).

Non-residential building construction investment declined by 2.5% in 2019 due to reduced investment in institutional and governmental (-26.5%) and commercial (-14.6%) building construction. Despite the decline, strong growth was registered in industrial investment (+73.4%) for the year.

Employment in the construction industry rose by 6.0% to 24,700 jobs in 2019. Following a contraction of 6.2%, the industry now accounts for 6.8% of total provincial GDP, down from the 2018 share of 7.3%.

REVENUE AND EXPENDITURE OF THE PROVINCE

General Information

Under the *Constitution Act, 1867* and the *Constitution Act, 1982* provincial legislatures are given certain exclusive powers, including the power to impose direct taxation within the provinces to raise revenue for provincial purposes and the power to borrow money on the sole credit of the provinces.

The *Financial Administration Act* governs the receipt of public money, the disbursement of public funds, the control of expenditures, and the keeping and auditing of public accounts of the Province. All public monies are to be deposited to the credit of the Province and constitute the Consolidated Fund of the Province. Monies necessary for the carrying out of the operations of the provincial government for each fiscal year are voted by the Legislative Assembly, with the exception of those expenditures for which provision has already been made through existing legislative authority. In addition, under the authority of the *Financial Administration Act,* should the occasion arise when the Legislative Assembly is not in session, the Lieutenant-Governor in Council may order the issue of a special warrant authorizing payment out of the Consolidated Fund for an expenditure required urgently for the public good which was not provided for by the Legislative Assembly. Amounts appropriated under special warrant must be approved at the next session of the Legislative Assembly.

In accordance with the *Financial Administration Act* and certain other Acts, funds received for a special purpose are to be disbursed for that purpose. Unlike other budgetary accounts, any unspent balance of these funds may be spent in subsequent fiscal years without appropriation by the Legislative Assembly. At March 31, 2020, the balance of unspent special purpose funds was $127.3 million.

Funds may also be considered as Special Operating Agency Funds. Revenue may be generated by the Agencies or from transfers from other budgetary accounts. Any unspent balance of these funds may, with permission from the Treasury Board as per the *Financial Administration Act*, be carried forward to subsequent fiscal years. At March 31, 2020, the balance of unspent special operating funds approved for carry-over was $58.6 million. All transactions between the Special Operating Agencies and provincial departments are eliminated from the Province's combined statement of revenue and expenditure.

Volume 1 of the public accounts contains the consolidated financial statements of the Province which are subject to audit by the Auditor General. The Auditor General is an official responsible under the provisions of the *Auditor General Act* for the examination of the accounts of the Province and for reporting thereon annually to the Legislative Assembly.   The consolidated financial statements include certain organizations that are accountable to the Legislative Assembly and are included in the Provincial Reporting Entity as described in Note 1(b) and (c) to the consolidated financial statements. The methods by which the various organizations are included in the Province's consolidated financial statements are also outlined in Schedule 30.

Each fiscal year, the Minister of Finance and Treasury Board delivers a budget and the Estimates of Revenue and Expenditure (the "Budget Estimates") to the Legislative Assembly. The Minister of Finance and Treasury Board reports on the status of the budget plan during the year. The Budget Estimates include the revenue and expenditures of some provincially-created Boards, Commissions and Crown corporations, or the net profits of such entities, or the provincial contribution towards the operations of such entities, as well as funds advanced through such entities to various individuals and enterprises in the form of repayable loans and investments.

The following table sets forth information regarding the surplus (deficit) for the four fiscal years ended March 31, 2020 and the Budget Estimates for the fiscal year ending March 31, 2021.

Comparative Statement of Surplus (Deficit)

Year Ending March 31

BUDGETARY ACCOUNTS	2017	2018	2019	2020	Budget Estimates 2021
			(In thousands of dollars)		
Ordinary Account					
Revenues	8,509,671	8,912,833	9,248,328	9,450,104	9,854,561
Expenditures	8,408,302	8,514,876	8,820,471	9,030,494	9,366,109
Deficit	101,369	397,957	427,857	419,610	488,452
Capital Account					
Revenues	22,597	32,273	34,757	23,291	38,873
Expenditures	602,044	695,470	752,420	548,626	599,182
Deficit	(579,447)	(663,197)	(717,663)	(525,335)	560,309
Special Purpose Account					
Revenues	85,165	85,119	134,338	103,034	92,991
Expenditures	86,884	87,789	127,191	96,288	97,694
Surplus (Deficit)	(1,719)	(2,670)	7,147	6,746	(4,703)
Special Operating Agency Account					
Revenues	190,015	281,721	227,574	226,838	203,487
Expenditures	179,834	280,180	220,596	216,196	208,800
Surplus	10,181	1,541	6,978	10,642	(5,313)
Sinking Fund Earnings	192,848	189,803	195,487	204,712	211,170
Accounting Adjustments					
Revenue	(98,116)	(162,780)	(143,438)	(182,814)	(123,013)
Expenditure	(206,080)	(133,413)	(190,923)	(103,241)	(123,013)
Consolidated and Operating Revenue	8,902,180	9,338,969	9,697,046	9,825,165	10,278,069
Consolidated Expenditures	9,070,984	9,444,902	9,729,755	9,788,363	10,148,772
Add: Amortization Expense	463,520	473,559	496,068	508,573	519,337
Less: Gross Investment in Tangible Capital Assets	(615,752)	(641,670)	(671,447)	(464,492)	(482,446)
Other Accounting Adjustments	100,464	(4,840)	70,027	(56,016)	---
Operating Expense	9,019,216	9,271,951	9,624,403	9,776,428	10,185,663
Contingency Reserve					
Surplus (Deficit)	(117,036)	67,018	72,643	48,737	92,406
Decrease (increase) in Net Debt from Operations	(168,804)	(105,933)	(32,709)	36,802	129,297

Changes in Cash Flow

The following table sets forth the changes in cash flow of the Province for the four fiscal years ended March 31, 2020 and the Budget Estimates for the fiscal year ending March 31, 2021.

Changes in Cash Flow

	2017	2018	2019	2020	Budget Estimates[1] 2021
			(In millions of dollars)		
Operating Transactions					
Surplus (Deficit)	(117.0)	67.0	72.6	48.7	92.4
Non-Cash Items					
Amortization of Premiums, Discounts and Issue Expenses	7.2	7.6	8.6	5.9	-
Foreign Exchange Expense	(5.8)	(6.0)	(5.0)	(7.2)	-
Increase in Provision for Losses	21.4	11.4	11.3	34.0	-
Sinking Fund Earnings	(192.8)	(189.8)	(195.5)	(204.7)	(211.2)
Amortization of Tangible Capital Assets	463.5	473.6	496.1	508.6	519.3
Loss on Disposals and Impairments of Tangible Capital Assets	7.7	9.3	22.8	21.0	-
Gain on Restructuring	---	---	---	(23.2)	-
Actual Losses Due to Foreign Exchange	2.8	2.9	1.9	4.1	-
Increase in Net Pension Liability	35.3	10.2	27.5	20.6	-
(Decrease) increase in Deferred Revenue	23.1	19.4	89.0	(1.6)	-
Increase in Working Capital	(9.7)	(24.2)	(2.4)	(99.5)	-
Net Cash from Operating Activities	235.7	381.4	526.9	306.7	400.5
Investing Transactions					
Decrease (increase) in Investments, Loans and Advances	(146.1)	(26.0)	(54.7)	56.7	(83.6)
Non-Cash Adjustment in Investing Activities	92.4	(8.3)	19.2	(66.8)	-
Net Cash Used in Investing Activities	(53.7)	(34.3)	(35.5)	(10.1)	(83.6)
Capital Transactions					
Purchase of Capital Assets	(615.7)	(641.7)	(671.4)	(464.5)	(482.4)
Financing Transactions					
Net Proceeds from Issuance of Funded Debt	1,657.2	1,761.4	1,521.1	1,319.4	-
Received from Sinking Fund for Redemption of Debentures and Payment of Exchange	338.8	150.0	---	---	-
Increase (decrease) in Obligations Under Capital Leases	(22.7)	(81.1)	(44.1)	(44.7)	-
Sinking Fund Installments	(157.3)	(165.9)	(162.4)	(176.2)	-
Short term borrowing	0.5	(19.7)	(103.2)	(408.5)	-
Funded Debt Matured	(790.4)	(1,114.6)	(691.8)	(858.3)	
Net Cash (Used in) From Financing Activities	1,026.1	530.1	519.6	(168.3)	-
Increase (decrease) in Cash Position during Year	592.4	235.5	339.6	(336.2)	(165.5)
Cash Position – Beginning of Year	2,142.2	2,734.6	2,970.1	3,309.7	2,973.5
Cash Position – End of Year	2,734.6	2,970.1	3,309.7	2,973.5	2,807.9
Cash Represented by					
Cash and Short term Investments	2,734.6	2,970.1	3,309.7	2,973.5	2,807.9

[1] The Budget Estimates do not include estimates of total borrowing requirements of the Province. For information with respect to financial requirements of the Province and with respect to maturing debt of the Province, see Financing-Financial Requirements" and "Financing-Funded Debt Maturity Schedule", respectively.
(-) Denotes no estimate provided.

2019-2020 Budget Estimates

For the fiscal year ended March 31, 2020 there was a surplus of $48.7 million. This represents an improvement of $25.6 million from the budgeted surplus of $23.1 million. Operating revenues were $9,891.9 million, $46.3 million higher than the budgeted amount of $9,845.6 million. Revenues were up due to higher than budgeted Personal Income Tax revenue and federal sources of funding, as well as recognition of a Gain from Restructuring. These increases were partially offset by lower than budgeted revenue from the New Brunswick Power Corporation as well as lower Corporate Income Tax and Harmonized Sales Tax revenues. Operating expenses were $9,843.2 million, $20.7 million higher than the budgeted amount of $9,822.5 million. Expenses were up due to higher than budgeted expense in Labour and Employment, Social Development, Education and Training, Health and Economic Development. This was partially offset by lower expenses for Central Government and Service of the Public Debt. Net debt decreased by $36.8 million for the year compared to the budgeted decrease of $49.2 million.

Major Sources of Ordinary Account Revenue for 2020-2021

The major sources of ordinary account revenue for the Province are payments from the federal government, consumption taxes and income taxes. For the fiscal year ending March 31, 2021, the Province's revenue is budgeted at $9,854.6 million, projecting an increase of 4.3% from the fiscal year ended March 31, 2020. Overall this represents a projected increase of $404.5 million in revenue. The principal factors that have increased revenue are Federal Government Payments ($220.0 million), Consumption Taxes ($92.3 million), and Government Business Enterprises ($79.3 million).

The following table shows the percentage sources of ordinary account revenue beginning with fiscal year ended March 31, 2017 through to the Budget Estimates for the fiscal year ending March 31, 2021.

Ordinary Account Revenue Sources

Year Ending March 31,

	2017	2018	2019	2020	Budget Estimates 2021	CAGR[1] 2017-2021
			(%)			
Taxes						
Personal Income	19.3	18.0	19.3	20.0	19.3	3.7
Corporate Income	4.2	5.3	5.1	3.8	4.0	2.4
Consumption	20.0	21.3	20.1	20.2	20.3	4.1
Property	6.2	6.1	5.9	6.0	5.7	1.8
Miscellaneous	0.8	0.8	0.8	0.9	0.8	4.2
Total Taxes	50.5	51.5	51.3	50.9	50.2	3.6
Other Revenue						
Licenses, Permits and Fees	7.1	6.9	6.8	6.6	6.5	1.5
Federal Government Payments	35.5	34.6	35.7	36.9	37.6	5.2
Government Business Enterprises	4.2	4.0	3.7	3.3	3.9	2.0
Miscellaneous	2.7	3.0	2.5	2.4	1.8	(6.3)
Total Revenue	100.0	100.0	100.0	100.0	100.0	
Total Ordinary Account Revenue (millions of dollars)	8,509.7	8,912.8	9,248.3	9,450.1	9,854.6	3.7

[1] Compound annual growth rate

Personal and Corporate Income Taxes

Personal Income Taxes

New Brunswick's provincial personal and corporate income taxes are collected and administered by the federal government under a federal-provincial tax collection agreement.

The table below shows the New Brunswick provincial personal income tax rates from 2018 to 2020.

__2018__	__2019__	__2020__
9.68% on first $41,675	9.68% on first $42,592	9.68% on first $43,401
14.82% on $41,675 to $83,351	14.82% on $42,592 to $85,184	14.82% on $43,401 to $86,803
16.52% on $83,351 to $135,510	16.52% on $85,184 to $138,491	16.52% on $86,803 to $141,122
17.84% on $135,510 to $154,382	17.84% on $138,491 to $157,778	17.84% on $141,122 to $160,776
20.3% over $154,382	20.3% over $157,778	20.3% over $160,776

Provincial income tax credit amounts and tax brackets are indexed annually by national CPI.

Corporate Income Taxes

The corporate income tax ("CIT") is calculated as a percentage of corporate taxable income as defined for federal tax purposes. The current general corporate income tax rate is 14 per cent.

New Brunswick's small business CIT rate is 2.5 per cent and applies to the first $500,000 of active business income of small Canadian-controlled private corporations. The benefit of this rate is reduced for businesses with capital of more than $10 million and does not apply to those with taxable capital in excess of $15 million.

Capital Taxes

New Brunswick does not apply a capital tax on businesses except for deposit accepting financial institutions. For banks, loan companies and trust companies, New Brunswick applies a capital tax on paid-up capital in excess of $10 million. The Province administers the capital tax on financial institutions. The Financial Corporations Capital Tax is deductible for federal and provincial corporate income tax purposes.

The Financial Corporation Capital Tax (FCCT) rate for banks is 5%. The rate for other types of deposit accepting financial institutions is 4%.

Harmonized Sales Tax

Effective April 1, 1997, New Brunswick eliminated its provincial retail sales tax and adopted a harmonized sales tax ("HST"). The HST is a value-added tax composed of the federal goods and services tax ("GST") and a provincial component. The federal government administers the HST. The tax adopts the federal GST base and therefore applies to all goods and services subject to tax under the federal *Excise Tax Act*.

The current provincial portion of the HST rate in New Brunswick is 10%. The current joint federal-provincial HST rate in New Brunswick is 15%.

New Brunswick provides an HST credit to help protect low-to-middle income New Brunswickers. A refundable provincial HST credit is provided in the amount of $300 for individuals, $300 for spouse or equivalent, and $100 per child under the age of 19. Single parent families receive a $300 credit for their first child. The full HST credit is provided to New Brunswickers with a family income of less than $35,000 per year. The credit is reduced by two cents for every dollar of income above $35,000 per year. This means that individuals with income of less than $50,000 per year, or a family of two adults and two children with income of less than $75,000 per year could receive some benefit from the HST credit.

Under the HST, businesses receive full input tax credits for tax paid on business purchases. As with the federal GST, the HST provides the same tax-free status for certain goods offered under the GST (e.g. basic groceries). In addition, a number of rebates and credits are available. Books receive a point-of-sale rebate on the 10% provincial portion of the HST.

Gasoline and Motive Fuel Taxes

As part of the made-in-New Brunswick carbon plan, a reduction to gasoline (4.63 cents per litre) and motive fuels (6.05 cents per litre) taxes was made effective April 1, 2020. As a result, the gasoline tax is 10.87 cents per litre and the motive fuel tax (diesel) is 15.45 cents per litre. The tax rates for other taxable fuels are as follows: 2.5 cents per litre on aviation fuel; 4.3 cents per litre on locomotive fuel; and, 6.7 cents per litre on propane.

Carbon Tax

Effective April 1, 2020, the New Brunswick carbon tax was implemented, replacing the federally-imposed carbon tax under the federal backstop. The made-in-New Brunswick approach applies to 20 separate fuels, and carbon tax rates are in accordance to the federal schedule for 2020.

Beginning April 1, 2020, the carbon charge on gasoline is 6.63 cents per litre and 8.05 cents per litre on diesel. When combined with the reduction to gasoline (4.63 cents per litre) and motive fuels (6.05 cents per litre) taxes, this results in an effective price on carbon of two cents per litre at the pumps.

Tobacco Tax

Tobacco taxes are an important tool that governments can use to help discourage smoking and pay for the additional costs smoking imposes on the health care system.

The tobacco tax is 25.52 cents per cigarette or gram of loose or fine cut tobacco.

The tax rate that is applied to cigars is 75% of the normal retail price.

Cannabis Duty Rate

The federal government legalized the sale of cannabis, dried cannabis, cannabis oils, plants and seeds, effective October 17, 2018. On October 17, 2019, the sale of cannabis extracts, topicals and edibles was also legalized becoming for sale in December 2019.

In December 2017, FPT finance ministers agreed in principle to a coordinated cannabis duty, for an initial two-year period, which will be administered and collected by the federal government. In late-June 2018 New Brunswick signed its bilateral agreement - Coordinated Cannabis Taxation Agreement (CCTA).

The federal government imposes the "*federal cannabis duty rates*" at the higher of $1 per gram or 10% of a product price, through a federally-administrated coordinated framework for dried cannabis, cannabis plants and seeds. Cannabis edibles, extracts and topicals are taxed at a flat rate of $0.01/milligram of THC (no tax is applied to CBD only products in these categories)

For the initial two years, this tax room will be shared on the following basis: 75% to provincial and territorial governments; 25% to the federal government. Any federal revenue in excess of $100 million (prorated on a fiscal year basis) will be allocated to provinces.

As per the CCTAs, before January 1, 2020, the parties committed to review the coordinated cannabis duty regime as well as its operation and administration with a view to developing potential approaches to improve that system and to assess whether and how that system should be modified. In December 2019, the federal government shared a draft report entitled, *Review of the Coordinated Cannabis Taxation System – Discussion Paper for the Cannabis Taxation Policy Committee*. The report notes that there is a need for more data on the cannabis market before being in a position to identify established trends and, ultimately, to provide meaningful policy recommendations on the coordinated cannabis taxation system.

In the first year since legalization, market and government actors in the new legal cannabis industry have had to make adjustments in areas such as production, retail access and pricing. With the recent addition of three new classes of cannabis products (i.e., edibles, extracts and topicals) for legal production and retail sale, and the ongoing maturation of the existing product market, it is expected that the legal market capture will continue to rise.

The Cannabis Taxation Policy Committee (CTPC) will continue to acquire and exchange data going forward and continue to monitor early issues highlighted in this report, with a view to identify conclusive market trends and provide meaningful policy recommendations on the coordinated cannabis taxation regime.

Property Taxes

New Brunswick levies a provincial real property tax of $1.1233 per $100 of assessment on property classified as non-owner-occupied residential housing. The provincial tax rate on property classified as other residential is set at $1.2173 per $100 of assessment. A provincial property tax rate of $0.4115 per $100 assessment is imposed on all owner-occupied residential property not within a municipality or in a former Local Service District (LSD) now located in a rural community. Non-residential property is subject to a provincial rate of $2.1860 per $100 of assessment. In addition to the residential and non-residential property tax rates, the Province applies a cost of assessment levy of 1.94 cents per $100 of assessment.

Budget 2020-2021 announced the province's intention to begin to lower provincial property tax rates on non-owner-occupied residential properties and non-residential properties. However, given the rapid deterioration in the province's economy and finances as a result of Covid-19, government made the decision to not proceed with the proposed property tax reductions at this time.

Municipal/local taxes are imposed to defray the cost of providing local services that are not provided by the Province. In the case of incorporated municipalities, municipal taxes are collected by the Province and are remitted back to the municipality. In unincorporated areas, the local tax is collected and retained by the Province, as the Province provides and pays for the provision of local services. On behalf of the Residential Tenancies Tribunal under the *Residential Tenancies Act*, a fee of 4.86 cents per $100 of assessment is also imposed on residential property that is not owner-occupied and is not exempt under the *Assessment Act*.

The real property transfer tax is a one-time payment on the purchase of a property when the deed is registered. The real property transfer tax rate is 1% and applies to the greater of the sale price or assessed value of the property.

Federal-Provincial Fiscal Arrangements

Fiscal Equalization Payments

New Brunswick is one of five provinces to receive fiscal equalization payments from the federal government. The Equalization Program assists provinces in providing reasonably comparable levels of public services at reasonably comparable levels of taxation. New Brunswick's equalization payment for the fiscal year ended March 31, 2019 was $1,873.9 million and for the fiscal year ended March 31, 2020 was $2,023.2 million. Fiscal equalization payments accounted for 20.3% of total ordinary revenue for the fiscal year ended March 31, 2019 and 21.4% of the total ordinary revenue for the fiscal year ended March 31, 2020.

Canada Health Transfer ("CHT") and *Canada Social Transfer ("CST")*

In 2019-2020 the federal government provided annual funding through the CHT and CST in support of health care, post-secondary education, social assistance and services, early childhood development, and early learning and child care to provinces and territories. For the fiscal year ended March 31, 2019, major health and social transfers totaled $1,112.3 million which accounted for 12.0% of total ordinary revenue. For the fiscal year ended March 31, 2020, major health and social transfers totaled $1,147.1 million which accounted for 12.1% of total ordinary revenue. The legislated growth of the total CHT cash envelope grew at 6% annually through 2016-2017. Beginning 2017-2018, the total CHT cash envelope will grow in line with a three-year moving average of nominal GDP, with a 3% floor. The legislated growth of the total CST cash envelope will continue to grow at 3%.

Fiscal Stabilization Program

Under the Fiscal Stabilization Program, the federal government may make unconditional payments to a Province when total revenues of that Province, as per the federal definition, fall short of the previous year's total due to a downturn in economic activity.

Major Ordinary Account Expenditure

For the fiscal year ended March 31, 2020 the Province's ordinary expenditure was $9,030.5 million, 2% higher than the ordinary expenditure for the fiscal year ended March 31, 2019. The net increase of $210.0 million was due in large part to increased expenditures in Health, Education and Training, Social and Community Services and Labour and Employment. These increases were partially offset by decreased expenditures in other areas, including Protection Services, Resources, and Economic Development. The total budget for ordinary account expenditures for the year ending March 31, 2021 is $9,366.1 million.

Ordinary Account Expenditure

Year Ending March 31,

	2017	2018	2019	2020	Budget Estimates 2021
	(In millions of dollars)				
Central Government	1,057.3	1,059.6	1,099.9	1,097.1	1,409.6
Economic Development	213.4	183.9	170.7	157.8	158.5
Education and Training	1,740.9	1,792.1	1,873.0	1,944.8	1,949.4
Labour and Employment	138.3	134.3	144.3	175.6	152.7
Social Development	1,182.1	1,195.0	1,228.2	1,290.8	1,293.1
Health	2,689.0	2,754.5	2,829.7	2,940.7	3,002.1
Protection Services	259.7	263.9	333.4	309.4	293.5
Resources	157.1	151.0	154.9	141.2	154.6
Service of the Public Debt	673.3	666.6	648.3	642.6	631.0
Transportation and Infrastructure	297.2	314.0	338.1	330.5	321.6
	8,408.3	8,514.9	8,820.5	9,030.5	9,366.1

Economic Development

Budgeted Economic Development expenditure of $158.5 million represents 1.7% of the total budgeted expenditure for the fiscal year ending March 31, 2021 and is made up of the Department of Tourism, Heritage and Culture ($54.4 million), Opportunities New Brunswick ($38.6 million), and the Regional Development Corporation ($65.5 million).

Education and Training

The Province budgeted $1,949.4 million (20.8% of total budgeted expenditure) for the fiscal year ending March 31, 2021 for Education and Training expenditures. This is made up of estimated operating expenditures of elementary and secondary schools totaling $1,351.3 million, budgeted operating grants to universities estimated at $284.7 million, estimated grants to the New Brunswick Community Colleges of $101.4 million and other post-secondary budgeted expenses of $103.3 million, and General Government expenditures estimated at $108.7 million.

Labour and Employment

The Labour and Employment expenditure budget of $152.7 million represents 1.6% of the total budgeted expenditures for the fiscal year ending March 31, 2021. This is made up of estimated operating expenditures related to labour and employment of the Department of Post-Secondary Education, Training and Labour.

Social Development

The total budgeted expenditures in this area for the March 31, 2021 fiscal year are $1,293.1 million (13.8% of total budgeted expenditures). This is made up of programs with the Department of Social Development ($1,289.1 million) and a portion of General Government ($4.0 million). Programs included in the Department of Social Development are: an income security program, a child welfare and youth services program, funding for individuals in Nursing Homes and Special Care Homes and assistance for individuals and families in the acquisition and/or retention of suitable accommodations.

Health

The total budgeted expenditures in this area for the March 31, 2021 fiscal year are $3,002.1 million, 32.1% of total budgeted expenditure. The Province pays operating expenditures of approved public hospitals to cover the cost of supplying hospital services. The Province also operates a comprehensive medical services payment plan (Medicare), which covers the costs of eligible medical services incurred by registered residents. For the fiscal year ending March 31, 2021, expenditure on health services is estimated at $2,915.0 million for the Department of Health and $87.1 million for a portion of General Government.

Protection Services

The Protection Services budgeted expenditure of $293.5 million represents 3.1% of total expenditure budgeted for the fiscal year ending March 31, 2021 and is made up of the Department of Justice and the Office of the Attorney General ($57.7 million), a portion of the Department of Public Safety ($229.2 million) and a portion of General Government ($6.6 million).

Resources

Budgeted expenditure for Resources is $154.6 million and represents 1.7% of the total budgeted expenditure for the fiscal year ending March 31, 2021 and is made up of the Department of Agriculture, Aquaculture and Fisheries ($40.2 million), a portion of the Department of Environment and Local Government ($14.0 million), the Department of Energy and Resource Development ($97.1 million) and a portion of General Government ($3.3 million).

Transportation and Infrastructure

The Transportation and Infrastructure services budgeted expenditures of $321.6 million represents 3.4% of the total budgeted expenditure for the fiscal year ending March 31, 2021. The Province budgeted $321.3 million for the planning, design and maintenance of highways and public buildings, and the operation of ferry services and $0.3 million for a portion of General Government.

Central Government

     The Central Government expenditure of $1,409.6 million estimated for the fiscal year ending March 31, 2021 represents 15.1% of total budgeted expenditure and is made up of expenditures of the Department of Finance and Treasury Board ($27.6 million), a portion of the Department of Environment and Local Government ($146.7 million), General Government ($770.7 million), other central agencies ($47.4 million), and Consolidated Entities ($417.2 million).

Service of the Public Debt

     For the fiscal year ending March 31, 2021 the estimate of $631.0 million for servicing the debt of the Province including interest, foreign exchange, amortization, and other debt management expenditures represents 6.7% of the total budgeted expenditure.

Net Capital Expenditures

     The following table shows the gross capital expenditure for the four fiscal years ended March 31, 2020 and the Budget Estimates for the fiscal year ending March 31, 2021. The table also shows the total amount of recoveries through cost-sharing agreements with the federal government.

Net Capital Expenditure

	2017	2018	2019	2020	Estimate 2021
			(In thousands of dollars)		
EXPENDITURES					
Bridges	63,155	57,144	56,221	40,941	44,380
Economic and Regional Development	32,877	69,407	63,352	47,800	40,000
Highways	299,752	318,801	333,918	225,605	234,905
Hospitals	58,332	81,803	107,125	91,347	123,872
Maritime Provinces Higher Education					
Commission – Capital Grants	2,000	2,000	2,000	2,000	2,000
Other Public Buildings	27,459	51,665	81,284	56,531	38,792
Permanent Parks	2,174	9,805	9,659	9,452	10,120
Schools	96,402	86,090	79,223	57,836	70,585
Vehicles	14,467	16,131	16,530	14,578	15,000
Other	5,426	2,624	3,108	2,536	19,528
	602,044	695,470	752,420	548,626	599,182
RECOVERIES					
Recoveries from Canada - Highways	13,565	23,903	25,340	16,846	33,848
Other Recoveries	9,032	8,370	9,417	6,445	5,025
	22,597	32,273	34,757	23,291	38,873
Net Capital Expenditures	579,447	663,197	717,663	525,335	560,309

Special Operating Agencies

     Revenue may be generated by the Special Operating Agencies or from transfers from other budgetary accounts. Expenditures are incurred by the agencies in delivering the programs they offer and may be of a capital or operating nature. For the fiscal year ending March 31, 2021, gross revenue is estimated at $203.5 million from the various agencies and expenditures are estimated at $208.8 million.

Loans and Advances

The Province has followed a policy of promoting economic development through the provision of financial assistance to industry. Such assistance has been channeled principally through Opportunities New Brunswick, the Department of Social Development, the Department of Agriculture, Aquaculture and Fisheries, Provincial Holdings Ltd., and Post-Secondary Education, Training and Labour and may take the form of repayable loans, guarantees of bank loans and bond issues and equity investments. Funds required for repayable loans and advances are appropriated annually by the Legislative Assembly and are included in the Province's annual borrowing requirements. Allowances for amounts for which collection is doubtful are reviewed annually and the net balances of loans and advances less allowances are reflected in the Province's accounts.

Economic Development

The Minister responsible for Opportunities New Brunswick is responsible for assistance provided under the *Opportunities New Brunswick Act:*

The Opportunities New Brunswick Act authorizes the Minister to provide financial assistance to aid and encourage the establishment or development of industry on such terms and conditions as are specified by the Lieutenant-Governor in Council. At March 31, 2020, loans and guarantees under the *Opportunities New Brunswick Act* amounted to approximately $244.5 million. The allowance for doubtful accounts on these loans and guarantees amounted to $133.0 million.

Agriculture, Aquaculture, and Fisheries

The Minister of Agriculture, Aquiculture and Fisheries is responsible for assistance provided under the *Agricultural Development Act* and the *Fisheries and Aquaculture Development Act*:

The Agricultural Development Act provides aid to farmers and farm-related businesses by way of loans, grants and loan guarantees to increase income and employment in rural areas of the Province. At March 31, 2020, loans and guarantees outstanding were $8.8 million. The allowance for doubtful accounts totaled $5.4 million.

The Fisheries and Aquaculture Development Act provides financial assistance mainly by way of direct loans to fishermen to purchase and operate fishing vessels and equipment. At March 31, 2020, loans and guarantees outstanding amounted to $21.0 million. The allowance for doubtful accounts totaled $17.7 million.

Social Development

The Department of Social Development carries out the provincial government's housing policies. Loans are issued pursuant to the *New Brunswick Housing Act*. At March 31, 2020, loans under the *New Brunswick Housing Act* totaled $52.0 million. The allowance for doubtful accounts on these loans totaled $11.3 million. In accordance with Canadian public sector accounting standards, loans that will be repaid through future provincial appropriations are expensed at the time of issue.

Post-Secondary Education, Training and Labour

The Department of Post-Secondary Education, Training and Labour administers the Student Loan Program which provides financial assistance to New Brunswick residents attending post-secondary institutions. At March 31, 2020, the total of student loans outstanding was $544.4 million. The allowance for doubtful accounts on these loans totaled $141.2 million.

FINANCING

Financing Requirements

Net loans and advances, sinking fund installments and the difference between the cash contributions made to the pension funds and the amounts expensed according to the CPA Canada Handbook as well as several other relatively small items are not included in the budget since they are non-budgetary items. Borrowing requirements associated with the budget and the aforementioned items for the fiscal year ended March 31, 2020 were $1,667.0 million and for the fiscal year ending March 31, 2021 are estimated at approximately $2,283.0 million. These amounts include borrowing on behalf of NB Power in the amount of $300 million for the fiscal year ending March 31, 2021 and $600 for the fiscal year ended March 31, 2020.

Non-Public Borrowing

The Province borrows from two non-public sources, the Canada Pension Plan ("CPP") and the New Brunswick Immigrant Investor Fund (2009) Ltd ("NBIIF").

The CPP is a compulsory national pension plan in which all provinces other than Quebec participate. Prior to 1998 funds were invested in non-marketable securities issued by participating provinces, provincially guaranteed Crown corporations and the federal government at a rate based on the federal government's long-term public market borrowing costs. Changes to CPP legislation in 1998 allowed for new funds flowing into the CPP to be invested in domestic and foreign equities and for provincial bonds previously issued to the CPP to be rolled over upon maturity on a one-time basis at a cost equal to the respective province's market rate. At March 31, 20, New Brunswick had outstanding borrowings from the CPP of $787.4 million.

The NBIIF was established as a Crown corporation under the Department of Business New Brunswick to manage NB's share of funds from a federal immigrant program. The federal government program was established to attract immigrants to Canada. Under this program potential immigrants may make a financial investment of $800,000 as part of a requirement for attaining Canadian citizenship. The proceeds are divided and distributed among the participating provinces. A federal government condition of the program is that investors receive their principal back after five years. To ensure that this occurred, the NBIIF invested a portion of the money received from investors (collected by the federal government) in five year zero coupon government bonds. The Province of New Brunswick issued bonds directly to the NBIIF to the exact maturity date required. The first bonds were issued in February of 2011. The NBIIF bonds began maturing in September 2015. At March 31, 2020, New Brunswick had outstanding borrowings from NBIIF of $0.1 million.

Public Borrowing

At March 31, 2020, the Province had outstanding long-term borrowings for provincial purposes from non-CPP and NBIIF sources totaling $17,613.7 million through the issue and sale of debentures and notes, such securities being denominated in Canadian dollars, Swiss Franc, Euro and U.S. dollars. Not included in this amount is $4,794.7 million borrowed on behalf of NB Power.

Trend and Distribution of Borrowing

The trend and distribution of the amounts and sources of the Province's annual debt financing over the past five fiscal years is shown below.

Funded Debt

Year Ended March 31,

	2016	2017	2018	2019	2020
	(In millions of dollars)				
Canada Pension Plan Liabilities	834.3	834.3	834.3	834.3	787.4
New Brunswick Immigrant Investor Fund (2009) Ltd.	147.7	104	74.2	17.2	1
Provincial Purpose Public Debt	14,758.50	15,631.30	16,325.00	17,152.40	17,613.70
Advances to NB Power	4,514.30	4,422.70	4,412.30	4,624.00	4,794.70
Total	20,254.80	20,992.30	21,645.80	22,627.90	23,196.80

Growth of Funded Debt for Provincial Purposes

The following tables illustrate the rate of change of the Province's outstanding provincial purpose funded debt and certain ratios relating that growth to economic indicators. The following tables do not include $480 million borrowed during fiscal 2016, $300 million borrowed during fiscal 2017, $420 million borrowed during fiscal 2018, $610 million borrowed during fiscal 2019 and $600 million borrowed during fiscal 2020 on behalf of NB Power.

The Province is required by legislation to pay annually into a sinking fund the Canadian currency equivalent of not less than 1% of all provincial purpose funded debt. Sinking fund installments are invested in approved securities including direct and guaranteed obligations of the Province. Interest earned on such investments is added to the sinking fund and is reinvested in approved securities. At March 31, 2020 the value of the sinking fund applicable to debt issued for provincial purposes amounted to $5,157.3 million. For the fiscal year ended March 31, 2020, earnings on investments held for the repayment of provincial purpose debt amounted to $204.7 million.

Outstanding Net Provincial Purpose Funded Debt[1]
(In millions of dollars unless otherwise indicated)

At March 31,	Canadian Dollars	US Dollars	Swiss Francs	Euro	Total[2]	Value of Sinking Funds	Net Provincial Purpose Funded Debt	Change over Previous Year (%)
2016	14,505.0	1,400.0	0		15,740.5	4,201.3	11,539.2	7.2
2017	15,009.9	900.0	600		16,569.6	4,212.7	12,356.9	7.1
2018	15,039.7	1,400.0	600.0		17,233.5	4,418.5	12,815.0	3.7
2019	15,482.5	1,150.0	700.0	105.0	18.003.9	4,776.4	13,227.5	3.2
2020	15,580.2	1,150.0	925.0	105.0	18,402.2	5,157.3	13,244.9	0.1

Comparative Debt Statistics

	2016	**2017**	**2018**	**2019**	**2020**
	Year ended March 31,				
	(In millions of dollars unless otherwise indicated)				
Gross domestic product at market prices 3	34,330	35,825	37,105	38,236	37,089
Primary household income 3	23,232	23,939	24,638	25,293	25,672
Total revenue	8,386.2	8,902.2	9,339.0	9,697.1	9,891.9
Net Funded Debt 1, 2	11,539.2	12,356.9	12,815.0	13,227.5	13,244.8
As % of Gross Domestic Product	33.6%	34.5%	34.5%	34.6%	35.7%
As % of Household Income (restated)	49.7%	51.6%	52.0%	52.3%	51.6%
As % of Ordinary Revenue	137.6%	138.8%	137.2%	136.4%	133.9%

1 Debt securities are reported in the currency in which they were originally issued. Some issues have been hedged into Canadian dollars.

2 Debt securities payable in foreign currencies are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange or, where hedges are in place, at the rates of exchange established by such hedges.

3 2020 value based on NB Department of Finance forecast

Provincial Purpose Funded Debt Maturity Schedule
For Securities Outstanding at March 31, 2020
(In millions of dollars[1])

Year ended 31-Mar	CAD$	USD	CHF	EUR	Total in CAD$[2]
2021	1,253.1	50			1,302.1
2022	661.4				661.4
2023	873.2	600			1,605.0
2024	1,121.2				1,121.2
2025	867.1				867.1
2021-2025	4,776.0	650.0	-		5,556.8
2026-2030	2,999.2	500.0	300.0		4,034.3
2031-2035	550.0		500.0		1,231.6
2036-2040	2,156.9		125.0		2,323.9
2041-2045	2,315.5				2,315.5
2046+	2,340.0			105.0	2,497.5
Total Funded Debt	15,137.6	1,150.0	925.0	105.0	17,959.6
CMHC Debentures	38.7	0			38.7
Nursing Home Mortgages	403.9	0			403.9
Total	15,580.2	1,150.0	925.0	105.0	18,402.2

[1] Debt securities are shown in currency in which they were issued.

[2] Debt securities payable in foreign currencies are expressed as the Canadian dollar equivalent as some of that debt may have been swapped.

From April 1, 2020 to date the Province has borrowed $1,550 million including $300 million on behalf of New Brunswick Power.

Unfunded Debt

The Province follows an accrual accounting system, as such, expenditures are allocated to the year in which they were incurred regardless of the date of payment resulting in the establishment of accounts payable and accrued liabilities. Such unfunded debt is not secured by debt instruments.

At March 31, 2020, the Province's unfunded debt was as follows:

	At March 31, 2020 (In millions of dollars)
Bank Advances and Short Term Borrowing	1149.2
Trust Deposits	217.3
Accounts Payable and Accrued Expenditures	3010.5
Deferred Revenue	637
Total Unfunded Debt	5,014.00

This unfunded debt is partially offset by assets of the Province in the amount of $4,902.9 million, represented by $2,973.5 million of cash and short term investments, $437.9 million of receivables and advances, $1,284.7 million of taxes receivable, $71.1 million of inventories, and $135.7 million of prepaid and deferred charges.

Contingent Liabilities

The following table summarizes outstanding contingent liabilities at March 31, 2020 with comparable numbers as at March 31, 2019:

	2019	**2020**
Bank Loans		
Under Various Acts	30.8	18.2
Less: Provision for Possible Losses	8.9	12
Total Contingent Liabilities	21.9	6.2

Due to the adoption of the definition of the Reporting Entity recommended by PSAB of the CPA Canada Handbook, guarantees associated with the debt of the New Brunswick Municipal Finance Corporation are not included in the previous table. These guarantees are as follows:

	At December 31, (In millions of dollars)	
	2018	**2019**
Bonds, Debentures and Notes		
New Brunswick Municipal Finance Corporation	942.4	934.2
Accrued Interest	2.9	2.7
Total	945.3	936.9

CONSOLIDATION OF NEW BRUNSWICK PUBLIC SECTOR DEBT

Other than the Province, NB Power and the New Brunswick Municipal Finance Corporation, municipalities are the only public sector entities with outstanding debt. Municipalities, with the exception of the City of Saint John, are required to obtain approval from the provincial government before borrowing money for capital expenditures.

Consolidated Funded Debt of the New Brunswick Public Sector
(In millions of dollars)

Province of New Brunswick		
	Funded Debt	18,402.10
	Less: Sinking Funds	5,157.30
		13,244.80
Municipalities		
	Funded Debt	934.2
Total Public Sector Debt		14,179.00

Information in the foregoing table relative to the Province is at March 31, 2020, and information relative to municipalities is the amount outstanding at December 31, 2019. Excluded is $4,201.1 million (net of sinking funds of $593.6 million) borrowed by the Province on behalf of NB Power. This debt is paid out of the operating revenues of NB Power rather than out of provincial revenues.

VESTCOR CORPORATION

Formed in July 2016, Vestcor Corp., which owns Vestcor Inc., is an independent private not-for-profit holding company under the Vestcor Act of the New Brunswick Legislature. The organization is jointly owned by the New Brunswick Public Service Pension Plan and the New Brunswick Teacher's Pension Plan.

On October 1, 2016, under the Vestcor Act, the N.B. Investment Management Corporation was continued as Vestcor Investment Management Corporation, while the operations of the Pension and Employee Benefits Division of the Province of New Brunswick's Department of Human Resources were transferred to Vestcor Pension Services Corporation. As of January 1, 2018, these two subsidiaries were integrated and form Vestcor Inc.

INFORMATION RELATING TO PUBLIC SECTOR PENSION LIABILITIES

CROSS REFERENCE SHEET

Information Relating to Public Sector Pension Liabilities	Exhibit 99.6 - 2020 Volume 1 Consolidated Financial Statements
PROVINCE OF NEW BRUNSWICK Retirement Benefits	Page 30 Exhibit 99.6
Defined Benefit Pension Plans	Page 49-50 Exhibit 99.6
Defined Contribution Pension Plans	Page 50 Exhibit 99.6
Target Benefit Pension Plans	Page 50-51 Exhibit 99.6
Retirement Allowance Plan	Page 51 Exhibit 99.6
Retirement Benefit Liability and Expense (millions)	Page 51-55 Exhibit 99.6

NEW BRUNSWICK POWER CORPORATION

CROSS REFERENCE SHEET

Information Relating to NBP Form 18k	Exhibit 99.7 – NB Power Annual Report
About NB Power	Page 4-7
	Exhibit 99.7
Notes to Financial Statements, note 1 Description of Business	Page 58
	Exhibit 99.7
Financial and Operating Performance	Page 24-35
	Exhibit 99.7
Statistical Overview	Page 114-119
(includes Statements of Generation, Sales, Revenue,	Exhibit 99.7
In Province Generation, Operating Statistics, Earnings Summary,	
Financial Position Summary, Cash Flow Summary,	
Finance Costs and Investment Income, Financial Ratios, Other Statistics,	
Capital Management.)	

FUNDED DEBT OUTSTANDING AS AT 31ˢᵗ MARCH 2020

CROSS REFERENCE SHEET

Information Relating to New Brunswick Funded Debt

Exhibit 99.10– Province of New Brunswick, Canada Excerpt of Volume 2 Supplementary Information Public Accounts for the fiscal year ended 31 March 2020

Funded Debt Outstanding as at 31ˢᵗ March 2020

Pages 35-41
Exhibit 99.10 (unaudited)

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar to permit the rate to be determined by fundamental market forces without intervention except as required to maintain orderly conditions.

Annual average exchange rates for the U.S. dollar, Euro and Swiss franc in Canada, expressed in Canadian dollars, are shown in the table below for 2015 through 2019.

Annual Average Exchange Rates	**2015**	**2016**	**2017**	**2018**	**2019**
U.S. Dollar	1.2787	1.3248	1.2986	1.2957	1.3269
Swiss Franc	1.3286	1.3450	1.3189	1.3246	1.3352
Euro	1.4182	1.4660	1.4650	1.5302	1.4856

Source: Bank of Canada

SOURCES OF INFORMATION

Information included herein which is designated as being taken from a publication of the Province or Canada, or any agency or instrumentality of either, is included herein upon the authority of such publication as an official public document.

All financial information of the Province contained herein was obtained from the annual Budget and Main Estimates, any financial reviews pertaining thereto and the Public Accounts, or was prepared by representatives of the Province of New Brunswick in their official capacities. The information set forth under "Province of New Brunswick", and other than as described in the preceding paragraph, was prepared by representatives of the Province of New Brunswick in their official capacities.